Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

						Three months ended
	Year Ended December 31,					March 31,
(in thousands)	2009	2010	2011	2012	2013	2014
Computation of Earnings:
Pre-tax earnings from continuing operations, excluding equity in earnings of unconsolidated affiliates	$206,128	$208,240	$222,654	$262,222	$305,376	$72,632
Plus: Fixed charges	9,821	15,636	17,813	19,686	32,542	7,708
Plus: Amortization of capitalized interest	148	142	121	115	91	22
Plus: Distributed earnings from equity investees	—	—	800	1,830	3,073	90
Less: Capitalized interest	66	54	85	43	24	—

Earnings	$216,031	$223,964	$241,303	$283,810	$341,058	$80,452

Fixed Charges:
Interest expense and amortization of deferred financing costs on all indebtedness	$7,751	$13,471	$15,327	$16,967	$29,538	$6,963
Capitalized interest	66	54	85	43	24	—
Estimate of interest component of rental expenses	2,004	2,111	2,401	2,676	2,980	745

Fixed charges	$9,821	$15,636	$17,813	$19,686	$32,542	$7,708
	22.0	14.3	13.5	14.4	10.5	10.4
Pro Forma Adjustments:
Fixed Charges from above					32,542	7,708
Estimated net increase in interest and amortization expense from the New Term Loan Facility and Debt Securities					100,784	25,555
Estimated dividends paid for 5.250% Mandatory Convertible Preferred Stock, Series A-1					7,875	1,969

Total Pro Forma fixed charges					141,201	35,232

Earnings from above					341,058	80,452
Pro Forma Sheridan Earnings					34,833	2,743
Pro Forma Fixed Charges					141,201	35,232

Total Pro Forma Earnings					517,091	118,427

Pro Forma Ratio of earnings to fixed charges (a)					3.7x	3.4x

(a)	In calculating this pro forma ratio, as adjusted, of earnings to combined fixed charges and preferred stock dividends, we have assumed that (i) the shares of 5.250% Mandatory Convertible Preferred Stock, Series A-1 were issued on January 1, 2013, and (ii) the New Term Loan Facility and Debt Securities were issued on January 1, 2013. For purposes of this pro forma calculation, we have assumed the repayment of outstanding borrowings under our revolving credit facility and our Senior Secured Notes due 2020 with the combined net proceeds from this offering and the Debt Securities Offering (or a portion of such borrowings, to the extent such borrowings exceeded the combined net proceeds from both offerings). Therefore, the pro forma ratio, as adjusted, reflects the effects of additional preferred stock dividends, additional interest expense that would have been incurred on the New Term Loan Facility and Debt Securities and lower interest expense resulting from the assumed repayment of borrowings under our revolving credit facility and our Senior Secured Notes due 2020 to the extent of the combined net proceeds from both offerings.